Exhibit 99(b)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at September 30, 2024:

At September 30, 2024
(in millions)
Total short-term borrowings(1)	¥70,890,713
Long-term debt:
Obligations under finance leases	23,919
Unsubordinated debt	19,093,105
Subordinated debt	5,103,950
Obligations under loan securitization transactions	347,042
Debt issuance costs	(13,860)
Total long-term debt	24,554,156
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 12,337,710,920 shares)	2,090,270
Capital surplus	4,617,068
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	9,905,302
Accumulated other comprehensive income, net of taxes	2,480,877
Treasury stock, at cost: 671,412,525 common shares	(723,219)
Total shareholders’ equity	18,609,869
Noncontrolling interests	871,184
Total equity	19,481,053
Total capitalization and indebtedness	¥44,035,209

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.